August 8, 2012

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mark P. Shuman
Jan Woo

Re:	Dialogic Inc.
Registration Statement on Form S-3
File Number: 333-181717

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Filing”) to become effective at 4:00 p.m., Eastern Time on August 10, 2012, or as soon thereafter as practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

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the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dialogic Inc.

By:	/s/Anthony Housefather
Anthony Housefather, EVP Corporate Affairs and General Counsel

cc:	James F. Fulton, Jr., Cooley LLP

Dialogic Inc.
www.dialogic.com	1504 McCarthy Boulevard, Milpitas, CA 95035 Phone : 408-750-9400

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